

Mail Stop 4628

August 18, 2017

<u>Via Email</u>
Jonathan H. Baksht
Senior Vice President and Chief Financial Officer
Ensco plc
6 Chesterfield Gardens
London W1J 5BQ
United Kingdom

       Re: **Ensco plc**
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 28, 2017
              File No. 1-08097

Dear Mr. Baksht:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Ethan Horowitz *for*

                       H. Roger Schwall
                       Assistant Director
                       Office of Natural Resources